

OFFERING MEMORANDUM

facilitated by



Tilkens Corporate LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Tilkens Corporate LLC
State of Organization	MA
Date of Formation	01/25/2021
Entity Type	Limited Liability Company
Street Address	3 Lincoln Rd, Salem MA, 01970
Website Address	bubblebarboston.com

(B) Directors and Officers of the Company

Key Person		Maria Tilkens
Position with the Company		
	Title	Co-Owner
	First Year	2021
Other business experience (last three years)		Introducing the co-owner of Bubble Bar Boston, Maria Tilkens, a seasoned professional with an extensive background in event planning, catering, and food & beverage services. With years of experience under her belt, Maria has developed a remarkable skill set that makes her an invaluable asset to any event. Her exceptional attention to detail and commitment to excellence guarantee that every facet of your event is executed flawlessly.

At the heart of Bubble Bar Boston's success is Maria's creative genius. She is the visionary behind the unique and captivating aesthetic that sets Bubble Bar Boston apart. From the innovative drink menu to the visually stunning presentation, Maria's creative direction is evident in every aspect of the bar. Her expertise doesn't stop there; Maria is also the driving force behind the company's marketing and social media presence, skillfully engaging with customers and creating a buzz around the brand.

Maria's passion for creating memorable experiences is what fuels her dedication to Bubble Bar Boston. Her ability to blend the art of event planning with the science of delicious, eye-catching beverages makes her a standout in the industry. Under her creative guidance, Bubble Bar Boston has become a symbol of excellence, offering an unparalleled experience that is as visually spectacular as it is delightful to the palate.

As we embark on this investment campaign, we invite you to join us in supporting the vision and creativity that Maria brings to Bubble Bar Boston. Together, we can ensure the continued success and growth of a brand that has already made a significant impact in the food and beverage industry. Join us in raising a glass to innovation, excellence, and the future of Bubble Bar Boston.

Key Person	Alexander Tilkens
Position with the Company	
Title	Co-Owner
First Year	2021
Other business experience (last three years)	Introducing Alexander Tilkens, the dynamic co-owner of Bubble Bar Boston, whose journey from a former Army Explosive Ordnance Technician to a savvy business strategist exemplifies a

story of resilience and adaptability. Alexander, medically retired from the military, has not only transitioned into the civilian business world but has also excelled in it, completing an MBA in 2023 and diving headfirst into the thriving enterprise of Bubble Bar Boston since its inception.

Alexander's military background instilled in him a unique set of skills and a disciplined approach to problem-solving, which he has seamlessly integrated into the business realm. His proficiency in sales and business strategy is unmatched, driving the company's growth through innovative approaches and keen market insights. Alexander's ability to develop and enhance customer relationship skills among our employees has set a new standard for service excellence, creating a loyal customer base and fostering an environment of trust and reliability.

Beyond his operational prowess, Alexander is a master networker, constantly on the lookout for new business collaborations and opportunities to expand the Bubble Bar Boston brand. His efforts in acquiring new customers have been instrumental in the company's success, leveraging his extensive network to build partnerships that align with our vision and values.

As we embark on the exciting venture of opening a new physical location and expanding our mobile bar operations, Alexander's strategic vision and operational expertise will be at the forefront of our journey. His leadership and innovative strategies will guide us through this new chapter, ensuring the continued success and growth of Bubble Bar Boston.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Maria Tilkens	51%
Alexander Tilkens	49%

(D) The Company's Business and Business Plan

The Team

Maria Tilkens, Co-Owner

Maria Tilkens is a paragon of entrepreneurship, with her journey deeply rooted in a family legacy immersed in the hospitality industry. From her earliest years, she was enveloped in the vibrant atmospheres of kitchens and bars, lighting a fire for the craft that would come to define her path. Her upbringing, marked by a nomadic zest for life, instilled in her a drive for exploration and the courage to break new ground, pushing the envelope of creativity in every venture she undertook.

With a rich tapestry of experiences under her belt, Maria has polished her skills across the spectrum of hospitality management. Her adeptness at orchestrating high-end events and navigating the complexities of restaurant management speaks to a career of relentless pursuit of excellence and innovation. It's this foundation that Maria leverages as she embarks on her latest venture, Bubble Bar Boston on Main. Here, she dreams of creating an enclave of luxury and indulgence, where every element, from the sophisticated ambiance to the selection of fine desserts, is a testament to her commitment to excellence.

However, Maria's journey took a compelling turn when she ventured into the legal world, dedicating fifteen years to becoming a seasoned paralegal specializing in high-conflict divorce resolution. This chapter of her life was not merely a detour but a rigorous training ground that equipped her with a keen legal acumen. This expertise proved crucial in navigating the legislative labyrinth that often entangles new ventures in the hospitality sector, especially in the intricate process of establishing Bubble Bar Boston . Her legal savvy has ensured that the mobile bar not only meets but surpasses the myriad regulatory standards that govern the industry.

Today, Maria stands at the helm of Bubble Bar Boston, her vision of creating an exceptional lounge experience bolstered by a unique blend of hospitality passion and legal precision. This venture is more than a business; it's a culmination of Maria's lifelong journey of exploration, creativity, and meticulous attention to detail. It's a place where every visit is an affair of pure indulgence, a testament to Maria's belief in the power of uniting diverse experiences to forge new paths of success. Join Maria Tilkens on this adventure of culinary and sensory delight, and together, let's savor the essence of luxury, one cocktail at a time.

Alexander Tilkens, Co-Owner

Alexander Tilkens, originally from Malibu, California, has navigated a diverse career path that has uniquely equipped him for his latest venture in the hospitality industry. His military service as an Explosive Ordnance Disposal Technician not only honed his leadership skills but also instilled a deep appreciation for teamwork and precision—traits that have been instrumental in his post-military endeavors. His military career was cut short due to an unfortunate set of circumstances that led to him being medically retired from the military.

With an MBA from Salem State University, Alexander demonstrated his commitment to continuous learning and excellence, laying a solid foundation for his entrepreneurial journey. His role in revitalizing the Salem VFW showcased his ability to lead with vision, significantly enhancing its operations and community impact. Over the six years of Alexander's strategic involvement, the Salem VFW's annual revenue has expanded from $160,000 to more than $500,000. This experience, combined with his co-founding of Bubble Bar Boston, has given Alexander firsthand insights into the challenges and rewards of growing a business from the ground up.

In his various leadership roles within veterans' organizations (Salem VFW, Salem DAV, Salem Veterans Council, Alexander has proven his adeptness at community engagement, fundraising, and financial management. These experiences have not only benefited those organizations but also equipped Alexander with a broad skill set for managing complex operations and fostering positive customer experiences.

Now turning his attention to the world of vintage luxury lounges, Alexander aims to leverage his rich background in management, marketing, and community service to offer a unique venue that blends the elegance of yesteryear with today's standards of service and quality. His vision is to create a space that not only serves exceptional cocktails but also embodies the community spirit and attention to detail that have been the hallmark of his career.

Investing in Alexander's vintage luxury lounge means supporting a venture that is grounded in a proven track record of leadership, innovation, and a genuine commitment to excellence and community value.

Intended use of funds

In the pursuit of transforming Bubble Bar into a versatile venue that remains vibrant throughout the year, our investment strategy is meticulously designed to enhance our capacity to serve delectable cocktails and foster unforgettable experiences. This expansion is not merely an augmentation of our physical space; it's a deliberate effort to evolve into a premier destination for a diverse range of events and educational opportunities.

1. Broadening Event Horizons: The envisioned event center will stand as a beacon of celebration, versatility, and personalization. By accommodating a wide array of gatherings – from intimate small events to special occasions– we aim to become the go-to venue for every milestone. This includes cocktail socials, baby showers, birthdays, anniversaries, and even corporate events to celebrate your employees or your customers. Each event will be tailored to reflect the unique essence of the occasion, ensuring that every moment spent at Bubble Bar is memorable.

2. Enriching Educational Offerings: Beyond being a place of celebration, Bubble Bar will also serve as a center for learning and creativity. By introducing classes on cocktail making and dessert preparation, we aim to offer our guests more than just a momentary escape. Bubble Bar will also be offering this unique space to local small businesses who would like to host classes of their own in a space that is vibrant and unique. Vendors we have worked with in the past are already showing interest in the space to host cookie decorating classes, custom hand-painted drinkware classes, and sip and paint nights. These classes are designed not only to enrich the culinary skills of our attendees but also to provide them with unique experiences that they can carry into their daily lives. Whether it's mastering the art of mixology or the finesse of crafting

exquisite desserts, our guests will leave with new skills and cherished memories.

3. Aesthetic Enhancements and Ambiance: A significant portion of the funds will be allocated towards revamping our space to align with our vision of elegance, comfort, and exclusivity. This includes interior and exterior visual aesthetic changes that elevate the ambiance, ensuring that every corner of Bubble Bar speaks to the quality and care we put into our offerings. From sophisticated lighting to artful décor, every element will be carefully selected to create an atmosphere that enhances the guest experience.

4. Strengthening Working Capital: To ensure the smooth operation of our expanded services and offerings, a portion of the investment will be directed towards bolstering our working capital. This will enable us to maintain a high level of service, procure premium ingredients, and invest in the continuous training of our staff. Ensuring financial stability is paramount to our ability to innovate and adapt to our guests' evolving tastes and preferences.

5. Expanding Mobile Offerings: In an ambitious move to extend our reach and versatility, additional funds will be dedicated to expanding our mobile bar services. With the introduction of a new vintage mobile bar truck, we aim to increase our mobile offerings to four. This expansion will allow us to cater to off-site events, bringing the unique Bubble Bar experience directly to our clients, whether it be in urban settings or picturesque outdoor locations.

In conclusion, the intended use of funds is a strategic plan to elevate Bubble Bar from a mere venue to a comprehensive experience center. By enhancing our physical space, diversifying our offerings, and ensuring operational excellence, we are poised to create a legacy of memorable experiences. This investment is not just in the infrastructure of Bubble Bar but in the countless memories and skills that will be shared within its walls.

Business model

Bubble Bar Boston on Main is not just a step but a leap forward in the journey of a family-owned business that has consistently showcased a commitment to reinvention, superior quality, and outstanding service. This evolution from a mobile bar service to a permanent establishment in Amesbury, MA, is more than a business expansion—it's a redefinition of the social drinking experience. By crafting an environment that elevates the simple act of enjoying a drink into a comprehensive sensory voyage, Bubble Bar Boston aims to captivate a wider audience, transforming every visit into an unforgettable memory-making experience.

Envisioned as a high-end lounge that blends the elegance of a bygone era with a contemporary sense of wonder, Bubble Bar Boston on Main is set to feature an array of unique attractions. A baby grand piano sets the stage for evenings filled with music, complemented by performances from talented lounge singers. The culinary experience is equally distinguished, with dessert pairings curated from local bakers, ensuring that every taste not only delights but also supports the local economy. The commitment to local sourcing extends to fresh flowers from nearby farms, adding to the lounge's dynamic and aesthetically pleasing decor. This decor, inspired by the golden era of cocktails, merges splendor with a dash of whimsy, promising a visual feast that matches the excellence of the beverages served.

Beyond the allure of its physical offerings, Bubble Bar Boston's business model is pioneering in its approach to industry challenges, particularly those faced by its employees. Recognizing the sacrifices made by workers, especially parents and families, in the hospitality sector, Bubble Bar Boston is determined to foster a supportive and inclusive work environment. This includes offering compensation that exceeds industry standards from the outset, affirming a belief that investing in employee welfare is fundamental to disrupting traditional hospitality models. Furthermore, the ambitious plan to introduce onsite childcare services within two years exemplifies a holistic approach to employee benefits, aiming to alleviate some of the pressures faced by working parents.

This business model is not just about financial viability; it's about setting a new benchmark for social responsibility within the hospitality industry. By investing in Bubble Bar Boston, stakeholders support a vision that champions financial success alongside a commitment to making a positive impact on the community and the lives of those it employs.

In essence, Bubble Bar Boston on Main is poised to be a beacon of innovation, quality, and community engagement in the hospitality landscape. It invites patrons and investors alike to be part of a journey that reimagines the essence of the bar and lounge experience, setting new standards for what it means to enjoy a drink, create memories, and foster a supportive workplace culture.

Proof of Concept and Market Validation

Bubble Bar Boston has demonstrated their Proof of Concept and Market Validation in the competitive bar industry, underscoring its resilience, growth, and the unwavering loyalty of its clientele. Here's a detailed expansion of their achievements:

- Diversification of Offerings: Starting with a singular service, Bubble Bar Boston has successfully expanded to three distinct mobile bar experiences, catering to a wider range of events and preferences. This expansion illustrates their adaptability and commitment to meeting the diverse needs of their customers.

- Steady Revenue Growth: Since its foundation, the company has witnessed a consistent increase in revenue annually, maintaining a net income percentage that aligns with industry standards. This financial health is indicative of their solid business model and operational efficiency.

- Resilience Against Challenges: Despite adverse weather conditions significantly impacting their main revenue-generating events in 2023, Bubble Bar Boston still achieved a commendable growth rate of 16%. This resilience in the face of challenges highlights their strategic planning and ability to mitigate losses, estimated at around $40k due to limited rain-free weekends from Memorial Day to October.

- Building a Loyal Clientele: Their continuous effort to broaden their customer base has paid off, securing a clientele that engages their services on a recurring annual basis. This loyalty is a testament to their exceptional service quality and customer satisfaction.

- Growing Social Media Presence: Bubble Bar is continuing to expand its presence on social media with over 5k followers across Facebook and Instagram. Averaging over 20K impressions a month and growing. We have recently started a Tiktok and will continue to bring high-quality content to our followers to expand the brand's reach and inform customers of new offerings and trends in the bar industry.

The recurring question of "Where is your Bar?" reflects a market demand for a permanent Bubble Bar Boston location. Recognizing the logistical challenges and expenses associated with accessing high-end bars in Boston, Bubble Bar Boston is poised to bring that upscale experience closer to the suburbs. This move aims to offer an accessible venue for celebrating special occasions without the hassle of city travel.

Maria and Alexander's journey with Bubble Bar Boston transcends mere drink service; it's about curating memorable experiences that resonate with their clients. Their dedication to quality, coupled with a relentless pursuit of innovation and service excellence, positions Bubble Bar Boston as a distinguished provider in the mobile bar sector. As they contemplate transitioning into a stationary venue, the potential to elevate their service and create even more unforgettable experiences is immense.

Where we see ourselves growing.

Bubble Bar Boston stands on the brink of an exhilarating new venture with the introduction of "Bubble Bar Boston on Main", a pioneering endeavor to transplant the essence of our bespoke, vintage-inspired mobile bar experience into a static brick-and-mortar establishment. This ambitious expansion is not merely a growth strategy; it is a response to the palpable demand from our clientele for a unique, immersive venue that not only serves exquisite beverages but also evokes the golden age of customer service and quality. We want to be able to answer the question that we receive at every event, "Where is your brick-and-mortar bar?". The answer to that question is why we need your help, as we have located the perfect location to plant our roots.

Situated in the charming city of Amesbury, MA — the birthplace of Bubble Bar Boston — the chosen location at 39-41 Main Street represents a full-circle moment for our brand. This strategic move aims to harness the rich history and vibrant community spirit of Amesbury, providing a backdrop that enhances the authenticity and allure of the Bubble Bar Boston experience.

The genesis of Bubble Bar Boston on Main is deeply rooted in our commitment to deliver exceptional service throughout the year, within a setting that mirrors the visual splendor of our mobile service. Transitioning into a permanent location enables us to extend our offerings and create a year-round haven for connoisseurs of fine drinks and aficionados of the vintage luxury lifestyle.

This new endeavor is poised to elevate our brand visibility, drive increased revenue, and streamline our operations. Currently, our kitchen, liquor storage, and office spaces are dispersed across three separate locations, leading to logistical complexities and inefficiencies. By consolidating these operations under one roof, we anticipate a significant reduction in operational redundancies, particularly travel time between locations, thereby optimizing our business processes.

Envisioned as an art deco-inspired luxury lounge, Bubble Bar Boston on Main will be infused with the nostalgic elegance and sophistication of a bygone era. This aesthetic direction is not merely a design choice but a strategic alignment with our brand identity, ensuring a cohesive experience for our patrons, whether they engage with us on the move or at our Amesbury locale.

Moreover, the inclusion of an attached private event space offers a dual advantage. It provides an intimate setting for private celebrations, enabling us to host a myriad of events ranging from birthday parties to corporate gatherings. Simultaneously, it serves as a versatile community space for hosting small classes and meetings, reinforcing our commitment to become an integral part of the local fabric.

The transformation of 39-41 Main Street into Bubble Bar Boston on Main will require thoughtful aesthetic adjustments to echo our brand's vintage charm and luxury. Our goal is to ensure that every aspect of the venue, from decor to the drink menu, reflects the high standards and unique character that Bubble Bar Boston is known for. By creating a comprehensive sensory journey that mirrors the mobile bar's positive attributes in a stationary setting, we aim to provide an unparalleled experience that captivates our guests' imaginations and palates.

In summary, Bubble Bar Boston on Main represents a strategic evolution of our brand, offering a unique blend of vintage luxury and modern sophistication in a welcoming, year-round venue. It's an invitation to our patrons and the Amesbury community to step back in time, indulge in exceptional service and quality, and make every visit an event to remember.

Who are we?

Bubble Bar Boston is a cherished, family-owned enterprise situated in the dynamic heart of the North Shore area, providing an unparalleled mobile bar experience to a diverse range of clients. Our team is driven by a collective passion for infusing a touch of elegance and a nod to nostalgic charm into our beverage offerings. Guided by an ambition to transcend the ordinary, we strive to craft memorable occasions with our premium ingredients, custom-made products, and exceptional service standards.

Since our inception, we've operated on a foundational belief in the power of dedication, hard work, and genuine engagement in creating meaningful connections. This ethos has not only endeared us to our clientele but has also positioned Bubble Bar Boston as a distinguished leader within the mobile bar industry, which we know will translate into the success of our brick-and-mortar establishment. We pride ourselves on being architects of joy, ambiance, and experiences that linger in memory long after the event concludes.

At the essence of our identity is a steadfast commitment to quality and individuality. Every event we cater to is approached as a distinct masterpiece, meticulously painted with our array of fine beverages, bespoke cocktails, and artisanal offerings. Our relentless pursuit of sourcing the finest ingredients and embracing innovation ensures that each drink we serve narrates a tale of craftsmanship and exclusivity.

What distinguishes us is our holistic approach to delivering a sophisticated bar experience across a variety of settings, from intimate private gatherings to grand corporate events. We believe the essence of true hospitality lies in fostering human connections, personalized interactions, and a commitment to exceed every expectation.

Central to Bubble Bar Boston is an ingrained philosophy that our achievements are measured by the joy we spread, the memories we craft, and the community we hold dear. Our mission extends beyond providing a service; it's about creating an exceptional journey together with our clients, cultivating a sense of belonging and celebration that elevates the ordinary to the extraordinary.

In sum, Bubble Bar Boston embodies more than a mobile bar service; it represents a family, a belief system, and a voyage toward making every occasion a cause for celebration. As we continue to evolve and share our passion with an ever-growing audience, our dedication to hard work, authenticity, and excellence remains unwavering. Join us in redefining the mobile bar experience, one extraordinary event at a time.

Where have we been? And get ready for where we are going.

Since its inception, Bubble Bar Boston has been unwavering in its mission to elevate events with its bespoke mobile bar services, embodying a unique blend of charm, sophistication, and unparalleled quality. At the heart of our operations are three distinctive mobile bars, each with its own story and aesthetic, meticulously crafted to enhance any gathering they grace.

- Delilah, our pride and joy, is a 1948 Dodge truck that has been lovingly restored and converted into a mobile bar. With her sleek lines and vintage charm, Delilah is more than just a vehicle; she's a centerpiece, a conversation starter, and a symbol of our commitment to blending the old-world allure with modern sophistication. Her presence at an event promises not just a drink but an experience, one that transports guests to a bygone era of elegance and style.

- Poppy, our custom-built bar trailer, draws inspiration from vintage designs while incorporating modern functionality. Poppy's creation was guided by the desire to offer flexibility and innovation in how we serve our clients. This vintage-inspired bar trailer is equipped to handle larger crowds while maintaining the intimate, personalized service that Bubble Bar Boston is known for. Poppy's design and functionality make her the perfect addition to any event, offering a unique blend of nostalgia and contemporary chic.

- Petunia, our charming bar tricycle, is designed for more intimate settings or indoor events where space might be limited but the desire for sophistication is not. Petunia allows us to navigate smaller venues while delivering the same high-quality service and bespoke beverages that define Bubble Bar Boston. She's ideal for adding a touch of whimsy and elegance to private parties, corporate events, or any gathering where a full-sized mobile bar might not be feasible.

Together, Delilah, Poppy, and Petunia represent the core of Bubble Bar Boston's service offerings, each contributing a unique flavor and style to our brand. Our focus extends beyond these beautiful mobile bars to the heart of what we do: creating memorable, customized experiences for our clients. We emphasize the use of fresh fruits in our cocktails, shunning the use of canned or frozen ingredients, to ensure the highest quality and taste. This commitment to freshness and quality is a testament to our dedication to excellence in every aspect of our service.

Bubble Bar Boston is fully licensed and insured in the State of Massachusetts, underscoring our commitment to professionalism and trustworthiness. Our ability to customize our offerings to suit any event style is a point of pride. Whether it's a wedding, corporate event, private party, or any gathering in between, we tailor our services to match the ambiance and expectations of our clients, ensuring each event is not only memorable but uniquely enchanting.

Our focus has always been on creating magical atmospheres that leave a lasting impression on guests. Through Delilah, Poppy, and Petunia, Bubble Bar Boston offers a range of customizable options for serving cocktails, champagne, and other beverages, each imbued with the same charm and sophistication that is the hallmark of our brand. This dedication to quality, combined with our innovative approach and attention to detail, ensures that every event we are part of becomes an unforgettable experience.

Where did we start and why?

Bubble Bar Boston's inception can be traced back to a moment of collective challenge, during the uncertain days of a global pandemic. It was in this climate of isolation and a shared yearning for joy that Maria Tilkens, co-founder and someone who had faced her own set of health hurdles, found inspiration in an unexpected place. A meme, shared among friends, proposed a whimsical yet captivating idea: adults could use a champagne truck, much like children delight in an ice cream truck. This concept struck a chord and laid the groundwork for what would become Bubble Bar Boston.

Fueled by this flash of inspiration, Maria and Alexander set out to infuse life with joy and a touch of elegance, seizing on the idea of creating something unique during a time when the world seemed to stand still. They envisioned a mobile bar service that would not only stand out but also reconnect people with happiness and sophistication. Opting for a vintage truck was a deliberate choice, aimed at embodying charm and distinctiveness, echoing a longing for simpler, yet finer times.

Embarking on this venture required not just imagination but grit. The founders immersed themselves in the mobile bar culture, drawing inspiration from European models to refine their vision. Their journey was paved with obstacles, but their collective determination turned Bubble Bar Boston from a hopeful dream into a vibrant reality within six months.

The essence of Bubble Bar Boston is deeply entwined with family and creativity. Every step, from the naming of the company to the physical building of the trailer and bike, was a testament to their shared dream and commitment. The operation, led by a mother-son duo, epitomizes the personal touch and distinctiveness that define their service.

Bubble Bar Boston's journey from an idea sparked during challenging times to a thriving venture is a narrative of creativity, resilience, and the pursuit of happiness. It's a story about transforming adversity into opportunity, showing how a light-hearted meme can inspire a movement to bring more joy into our lives.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$30,000
Offering Deadline	May 15, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Build-Out	$27,975	$40,630
Build 2nd Vintage Mobile Truck Bar	$0	$35,000
Operating Capital	$0	$25,000
Advertising	$0	$15,000
Mainvest Compensation	$2,025.0000000000002	$8,370
TOTAL	$30,000.0	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.7 - 7.0%[2]
Payment Deadline	2030-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.7% and a maximum rate of 7.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$30,000	1.7%
$53,500	3.0%
$77,000	4.3%
$100,500	5.7%
$124,000	7.0%

[3] To reward early participation, the investors who contribute the first $30,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $30,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Maria Tilkens	51%
Alexander Tilkens	49%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Alliance Leasing	$2,325,156	10.5%	11/11/2027	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Bubble Bar Boston has been operating since January 2021 and has since achieved the following milestones:

- Opened location in Amesbury, MA

- Achieved revenue of $67,182 in 2022, which then grew to $90,385 in 2023. Revenue was impacted by unfortunate weather causing a loss of revenue for major weekend events throughout our busy season. Estimated 40k in lost revenue due to large public event cancellations.

- Had Cost of Goods Sold (COGS) of $24,677.11, which represented gross profit margin of 63.27% in 2022. COGS were then $36,811.79 the following year, which implied gross profit margin of 59.13%. Pricing is being revamped for 2024 to reflect the reality of inflation, especially in the food and beverage sector.

- Achieved profit of -$8977.85 in 2022, which then grew to $10,123.07 in 2023.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Bubble Bar Boston forecasts the following milestones:

- Secure lease in Amesbury, MA by April 2024.

- Hire for the following positions by June 2024: 6 Bartenders and Servers, by July 2025: 1 Bar Manager

- Achieve $379,500 in revenue per year by 2026.

- Achieve $178,200 profit per year by 2026.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bubble Bar Boston's fundraising. However, Bubble Bar Boston may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$264,000	$330,000	$396,000	$455,400	$500,940
Cost of Goods Sold	$105,600	$132,000	$158,400	$182,160	$200,376
Gross Profit	$158,400	$198,000	$237,600	$273,240	$300,564
EXPENSES					
Rent	$33,600	$34,440	$35,301	$36,184	$37,088
Utilities	$14,400	$14,400	$14,400	$14,400	$14,400
Labor	$36,000	$45,000	$54,000	$62,100	$68,310
General & Admin	$1,800	$1,845	$1,891	$1,938	$1,986
Marketing	$6,000	$7,500	$9,000	$10,350	$11,385
Meals&Entertainment	$1,800	$1,845	$1,891	$1,938	$1,986
Insurance	$8,700	$10,875	$13,050	$15,007	$16,507
Merchant Services	$7,920	$9,900	$11,880	$13,662	$15,028
Taxes&Licencing	$3,600	$3,600	$3,600	$3,600	$3,600
Transportation	$6,000	$7,500	$9,000	$10,350	$11,385
Legal & Professional	$1,200	$1,500	$1,800	$2,070	$2,277
Interest Expense	$1,560	$1,950	$2,340	$2,691	$2,960
Operating Profit	$35,820	$57,645	$79,447	$98,950	$113,652

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$55,165.00	$33,376.00
Cash & Cash Equivalents	$11,848.00	$2,893.00
Accounts Receivable	$0	$0
Short-term Debt	$12,502.00	$5,492.00
Long-term Debt	$40,521.00	$20,356.00
Revenues/Sales	$67,183.00	$19,261.00
Cost of Goods Sold	$16,826.00	$9,826.00
Taxes Paid	$0	$0
Net Income	$-6,903.00	$-28,834.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V